Exhibit 99.2

Notice of Grant of Stock Options and Option Agreement	Glu Mobile Inc. ID: 91-2143667 2207 Bridgepointe Parkway, Ste. 300 San Mateo, CA 94404

MATTHEW DRAPKIN
300 CRESCENT COURT, SUITE 1111	Plan:	2007
DALLAS, TEXAS 75201
Effective 05/06/2010, you have been granted a(n) Non-Qualified Stock Option to buy 60,000 shares of Glu Mobile Inc. (the Company) stock at $1.230 per share.
The total option price of the shares granted is $73,800.00.
Shares in each period will become fully vested on the date shown.

Shares	Vest Type	Full Vest	Expiration
10,000	On Vest Date	11/06/2010	05/06/2016
50,000	Monthly	05/06/2013	05/06/2016

By your signature and the Company’s signature below, you and the Company agree that these options are granted under and governed by the terms and conditions of the Company’s Stock Option Plan as amended and the Option Agreement, all of which are attached and made a part of this document.

Glu Mobile Inc.	Date

MATTHEW DRAPKIN	Date